

February 28, 2007

John E. McLean, Esq.
Vice President and Associate General Counsel
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017

Re: Cohen & Steers European Realty Shares, Inc.
     SEC File Numbers: 811-22010; 333-140278

Dear Mr. McLean:

We have reviewed the registration statement on Form N-1A filed on behalf of Cohen & Steers European Realty Shares, Inc. ("Fund") on January 29, 2007. We have the following comments.

Prospectus

Risk/Return Summary, page 1

1.   Please further clarify which European countries the Fund will invest in. For example, does the Fund anticipate that it will invest primarily in Eastern Europe? We note that the prospectus states, "The Fund is not limited in the extent to which it may invest in real estate equity securities of companies domiciled in emerging market countries."

2.   Investors often seek to invest in funds that invest in real estate or REITS because they are seeking higher income or dividends. However, many investors may not know that dividends paid by REITS will not generally be able to qualify as qualified dividend income. Please consider whether such disclosure should appear in the summary section.

Fees and Expenses of the Fund, page 3

3.   Please inform the staff whether the end of the Fund's fiscal year corresponds with the waiver period.

4.   Form N-1A was recently amended to require funds investing in shares of another fund to include in its prospectus fee table an additional line item disclosing the fees and expenses incurred indirectly as a result of such investments. Please explain to the staff whether the Fund will invest in other funds.

Principal Investment Strategies, page 4

5.   Please explain to the staff whether the Fund intends to invest in mortgage REITs. If a material amount will be invested in mortgage REITs, please further disclose such investments.

Other Securities, page 5

6.   The prospectus states, "The Fund may engage in foreign currency transactions, including foreign currency forward contracts, options, swaps and other similar strategic transactions in connection with its investments in securities of non-U.S. companies." This is listed as a principal investment strategy. Therefore, please also disclose such strategy in the summary section.

Illiquid Securities, page 6

7.   The prospectus states, "The Fund will not invest more than 15% of its <u>total</u> assets in illiquid securities." (Emphasis added.) Please change the word total to net.

Defensive Position, page 6

8.   The prospectus states, "When it is believed that market or general economic conditions justify a temporary defensive position, the Fund may deviate from its investment objectives and invest all or any portion of its assets in high-grade fixed income securities, without regard to whether the issuer is a real estate company." Please discuss the maturity of such temporary securities.

General Risks of Foreign (Non-U.S.) Securities, page 7

9.   The prospectus states, "**Although it is not the Fund's current intent**, the Fund may invest up to 100% of its total assets in foreign securities. In addition, the Fund may invest in foreign securities of companies in so-called "emerging markets" (or lesser developed countries)." (Emphasis added.) Please clarify the Fund's intentions regarding foreign securities. We note that the prospectus states that the Fund will invest "substantially all" its assets in foreign securities. Also, please insert "without limit" or similar language at the end of the second sentence.

<u>Statement of Additional Information (SAI)</u>

Disclosure of Portfolio Holdings, page 10

10.   The SAI states, "This policy provides that the Investment Manager, upon direction of a senior officer of the Fund, may distribute the Fund's portfolio holdings for legitimate business purposes to research firms, data providers, trade groups, rating agencies and certain other companies ahead of the general public release of that information." Please note that such parties should be specifically identified if there are

any ongoing arrangements to make available information about the Fund's portfolio securities to any such person.

11.   The SAI states "These firms may distribute reports or conduct internal analysis based on this information so long as they agree to keep the information confidential until it is publicly available. The Investment Manager's legal and compliance department must review all confidentiality provisions relating to the use of such information, including any exceptions to these procedures." Please disclose any prohibitions on trading based on the information, and any procedures to monitor the use of this information. See Item 11(f)(1)(ii).

12.   Please disclose the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other. See Item 11(f)(1)(vi).

13.   Please disclose any policies and procedures of the Fund's investment adviser, or any other third party, that the Fund uses, or that are used on the Fund's behalf, with respect to the disclosure of the Fund's portfolio securities to any person. See instruction to Item 11(f)(1).

Investment Restrictions, page 10

14.   The SAI states, the Fund may not "[i]nvest 25% or more of its net assets in securities of issuers in any particular industry, except that the Fund will invest at least 25% of the value of its net assets in securities of companies engaged in the utilities industry and provided that this limitation shall exclude securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities." Please replace "utilities" with real estate or a similar term.

General

15.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

16.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

17.   Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section

or prospectus apply to other sections or prospectus in the filing that contain the same or similar disclosure.

18.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *   *   *   *

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel